NCS Multistage Holdings, Inc.

19350 State Highway 249, Suite 600

Houston, Texas 77070

July 26, 2024

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn: Michael Purcell

Re:	NCS Multistage Holdings, Inc. Registration Statement on Form S-3 (File No. 333-280910)

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (File No. 333-280910) (the “Registration Statement”), of NCS Multistage Holdings, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.01 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 5:30 P.M. (Eastern time) on Tuesday, July 30, 2024, or as soon as practicable thereafter.

Please call Alexander Lynch at (212) 310-8971, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

NCS Multistage Holdings, Inc.

By:	/s/ Ori Lev
	Name:	Ori Lev
	Title:	Executive Vice President, General Counsel and Secretary